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David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

April 3, 2017

Via EDGAR

Ms. Sandra Hunter Staff Attorney – Office of Real Estate and Commodities Division of Corporation Finance United States Securities and Exchange Commission Washington, DC 20549

Re:	Moody National REIT II, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed March 24, 2017 File No. 333-215362

Dear Ms. Hunter:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Moody National REIT II, Inc. hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (No. 333-215362) so that it may become effective at 5:00 p.m., Eastern time, on Wednesday, April 5, 2017, or as soon as practicable thereafter.

Please contact the undersigned at (202) 239-3345 with any questions concerning this request, and please inform the undersigned when this request for acceleration has been granted.

Sincerely,

/s/ David E. Brown, Jr.
David E. Brown, Jr.

cc:	Bryan Hough

Securities & Exchange Commission

Brett C. Moody

Mary E. Smith

Moody National Companies

Sharon A. Kroupa

Christopher W. Pate

Venable LLP

Daniel M. LeBey

Vinson & Elkins L.L.P

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